UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC   20549

FORM 6 - K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of January 2012

Commission File No. 0-31076

TERYL RESOURCES CORP.

Registrant's Name

#240 – 11780 Hammersmith Way, Richmond, BC V7A 5E9

Address of principal executive office

Indicate by check mark whether the registrant files or will file annual reports under the cover Form 20-F or Form 40-F
Form 20-F       X                      Form 40-F   ____________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   _________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   _________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934
Yes __________            No       X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  _______________

Documents Included as Part of this Report

Exhibit No.                      Document

99.1                      Material Change Report dated January 5, 2012.
99.2                      Material Change Report dated January 5, 2012.
99.3                      Material Change Report dated January 5, 2012.
99.4                      News release dated January 23, 2012.
99.5                      Interim financial statements for the six months ended November 30, 2011.
99.6                      Management Discussion & Analysis for the six months ended November 30, 2011.
99.7                      52-109FV2  CFO Certification dated January 30, 2012.
99.8                      52-109FV2  CEO Certification dated January 30, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TERYL RESOURCES CORP.
(Registrant)

	By:	/s/ John Robertson
John Robertson,
President
Date February 1, 2012